March 29, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.
Registration Statement on Form F-4
Filed February 12, 2019
File No. 333-229613

Dear Mr. Shainess:

On behalf of our client, Modern Media Acquisition Corp. S.A. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 11, 2019 (the “Comment Letter”) in regard to the above-referenced draft registration statement on Form F-4 (the “Registration Statement”). In conjunction with this letter, the Company is publicly filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Registration Statement on Form F-4

Proxy Statement/Prospectus Cover Page, page i

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

1.	Please revise the proxy statement/prospectus cover page so that it describes the business combination transaction, its purpose, and its effect in plain English.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to explain the purpose and effect of the Business Combination in plain English. Please see page i of the cover page included in Amendment No. 1.

2.

Disclose the total number of shares and warrants you expect to issue in connection with the business combination. Disclose the number of shares and warrants to be issued to each company’s shareholders.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to disclose the total number of shares and warrants the Company expects to issue in connection with the Business Combination, assuming no redemptions of MMAC Common Stock are demanded. Please see page ii of the cover page included in Amendment No. 1.

3.

Disclose the total consideration in cash and securities that may be paid to Akazoo shareholders in the business combination. Provide a brief explanation of how you will determine the number of shares to be issued to each security holder of Akazoo in the business combination.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to disclose the total consideration of cash and securities that may be paid to Akazoo equityholders in connection with the Business Combination, assuming no redemptions of MMAC Common Stock are demanded. The Company has also provided the formula used in the Business Transaction Agreement to determine how many PubCo Ordinary Shares will be distributed to Akazoo equityholders in the Business Combination. Please see page ii of the cover page included in Amendment No. 1.

4.

We note the following disclosure on page iii: “In the event that Akazoo waives this condition [that MMAC has not less than $60.0 million of cash that is available for distribution upon the consummation of the business combination], MMAC does not intend to seek additional stockholder approval or to extend the time period in which its public stockholders can exercise their redemption rights. In no event, however, will MMAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001.” Since you do not intend to seek additional stockholder approval or extend the time for exercising redemption rights, please revise your disclosure throughout the proxy statement/prospectus so that it also contemplates that MMAC shareholders may redeem an amount of shares that leaves a minimum amount of $5,000,001 in the trust. Also disclose how you will inform shareholders if this condition is waived.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: In response to the Staff’s comment, the Company has revised disclosure throughout Registration Statement to clarify that if Akazoo chooses to waive the $60.0 million minimum cash condition, the parties may determine to consummate the Business Combination even if redemptions reduce MMAC’s net tangible assets to as low as $5,000,001. The Company has also included statements regarding MMAC’s intention to notify MMAC stockholders promptly after it becomes aware that Akazoo has waived the $60.0 million minimum cash condition. Please see page iii of the cover page, page ii of the Notice of Special Meeting and pages 21, 23, 32, 35, 37, 73, 76, 152 and 188 of Amendment No. 1.

5.	Disclose the number and percentage of MMAC shares whose redemption would cause MMAC to not meet the $60 million and $5,000,001 cash conditions to the business combination.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to disclose the number of MMAC public shares that, if redeemed, would cause MMAC to not meet the $60.0 million minimum cash condition under the Business Transaction Agreement and the $5,000,001 million minimum cash condition under MMAC’s Certificate of Incorporation. The Company has also included the percentage that such amounts are of the total amount of MMAC public shares currently outstanding. Please see page iii of the cover page included in Amendment No. 1.

Questions and Answers About the Business Combination and the Special Meeting

Who is PubCo?, page 5

6.	Explain why PubCo, the newly formed entity that will be the surviving publicly traded entity, was incorporated as a Luxembourg company.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to explain the parties’ reasons for incorporating PubCo in Luxembourg. Please see page 5 of Amendment No. 1.

Summary of the Proxy Statement/Prospectus

The Business Combination

Pre-Business Combination and Post-Business Combination Structure, page 17

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

7.

Revise the before and after organization charts to disclose where each company is incorporated. Also disclose the current and expected ownership percentages of the MMAC stockholders, sponsor, and Akazoo equityholders.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to show where each party is incorporated and to reflect the current and expected ownership percentages of the MMAC stockholders, the sponsor, and Akazoo equityholders, assuming no redemptions of MMAC Common Stock. Please see pages 16 and 17 of Amendment No. 1 for the revised before and after organization charts.

8.	Disclose that MMAC and Akazoo shareholders will become shareholders in a Luxembourg company that will provide disclosure to its shareholders as a foreign private issuer.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that, upon consummation of the Business Combination, current MMAC stockholders that do not redeem their shares, current holders of MMAC Warrants and current Akazoo security holders will become security holders in a Luxembourg company that will provide disclosure as a foreign private issuer under the SEC’s rules and regulations. Please see page 17 of Amendment No. 1.

“Insider” Stockholders; Voting by MMAC Directors and Officers, page 19

9.

Disclose whether you are aware of any plans for MMAC’s sponsor, directors, executive officers, advisors or their affiliates to purchase MMAC common stock from public stockholders in anticipation of the vote.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that MMAC is not aware of any plans for the its sponsor, directors, officers, advisors or their affiliates to purchase MMAC Common Stock from public stockholders in anticipation of the vote on the Business Combination Proposal. Please see pages 6 and 19 of Amendment No. 1.

Conditions to the Consummation of the Business Combination, page 20

10.

Disclose here and throughout the proxy statement/prospectus, including the risk factors on pages 35 and 37, the specific conditions that may be waived by either party. Discuss any material consequences of such waivers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: In response to the Staff’s comment, the Company has clarified the disclosure in the Registration Statement regarding the conditions to consummation of the Business Combination and which party holds the right to waive such condition. Please see page 20 of Amendment No. 1.

With respect to the specific $60.0 million minimum cash condition discussed on pages 35 and 37, the Company has revised those disclosures in accordance with its response to Comment 4 above.

Redemption Rights, page 21

11.

Address here or in the question and answer section how a stockholder vote may affect stockholders’ ability to exercise redemption rights. Highlight that holders of MMAC shares may elect to redeem shares irrespective of whether the holder votes for or against the approval of the business combination proposal, and consequently, the merger agreement may be approved by stockholders who will redeem shares and no longer remain stockholders.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to address how a stockholder vote may affect stockholders’ ability to exercise redemption rights. Please see page 21 of Amendment No. 1.

Selected Historical Financial Data of Akazoo, page 27

12.

Please balance your presentations of Adjusted Gross Margin on pages 30 and 147, and elsewhere as applicable, with an equally prominent disclosure of gross margin calculated based upon gross profit under IFRS. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to present Gross Profit and Gross Margin immediately before the presentation of Adjusted Gross Profit and Adjusted Gross Margin. Please see pages 29, 30 and 147 of Amendment No. 1.

Comparative Historical and Unaudited Pro Form Per Share Data, page 34

13.	Disclose pro forma book value per share for Akazoo Limited after giving effect to the distribution of cash to be paid to the former Akazoo shareholders.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include footnotes to the table titled Comparative Historical and Unaudited Pro Forma Per Share Data to present pro forma book value per share for Akazoo after giving effect to the Cash Payment. Please see page 34 of Amendment No. 1.

14.

Disclose MMAC pro forma book value per share data to give effect to an assumption of a redemption of no shares and the resulting transfer of redeemable common stock to permanent equity and an assumption of a redemption of the maximum number of shares with the remainder transferred to permanent equity.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include footnotes to the Comparative Historical and Unaudited Pro Forma Per Share Data table to present pro forma book value per share for MMAC after giving effect to the assumption of (1) redemption of no shares and (2) redemption of maximum shares. Please see page 34 of Amendment No. 1.

Risks Related to PubCo’s Business, page 47

15.

Include a risk factor addressing the risks involved with operating in emerging markets and how such risks might impact the company’s growth, results of operations, and financial condition. Your discussion should highlight the unique aspects of operating a streaming service in developing countries (e.g., difficulties faced in obtaining licenses, the evolving competitive landscape, and varying local government policies).

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include two risk factors addressing the risks of operating in emerging markets. Please see pages 50 and 68 of Amendment No. 1.

PubCo is at risk of attempts at unauthorized access to its services..., page 56

16.

You disclose that Akazoo has been impacted by third-party attempts to artificially manipulate stream counts. Expand your disclosure to address how Akazoo has detected and remedied fraudulent streams and associated user accounts. Also discuss whether and to what extent these attempts may have affected the key performance indicators management relies upon.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that past attempts to manipulate stream counts are not material and that the Company has algorithms in place to detect such manipulations. Please see page 56 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

PubCo’s user metrics and other estimates are subject to inherent challenges in measurement..., page 56

17.

We note your disclosure that you use internal company data to calculate metrics, yet you state that advertisers rely on third-party measurement services to calculate certain metrics. Clarify whether the company relies on any third party services for calculating metrics or tracking user/Subscriber activity. Also describe in greater detail the inherent challenges in measuring how your service is used.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the Company uses third-party software to collect and measure subscriber numbers. With respect to inherent challenges in measuring how our service is used, unlike certain other streaming music services, because the Company compares its internal data on a monthly basis with its billing partners, the Company does not believe it faces significant challenges in measuring subscription data. Please see page 56 of Amendment No. 1.

Special Meeting of MMAC Stockholders

Share Ownership of and Voting by MMAC Directors and Executive Officers, page 73

18.	Disclose here the total shares owned by directors and executive officers as a percentage of the total number of outstanding shares.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to present the percentage of outstanding MMAC Common Stock that each MMAC director and executive officer currently beneficially owns. Please see page 73 of Amendment No. 1.

Background of the Business Combination, page 79

19.

Expand your discussion of the parties’ negotiation of material aspects of the proposed deal, including, but not limited to, the terms and conditions of the Business Transaction Agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration. For example, provide more detail as to:

•	the discussions between Akazoo management and representatives of the sponsor in the August 2 and 3, 2018 meetings;
•	the January 7, 2019 meeting with respect to the boards’ consideration of the planned transaction structure and Akazoo’s prospects;

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

•	how the shareholder redemptions resulting from the shareholder vote to extend the deadline by which MMAC must complete a business combination impacted the discussions and terms of the transaction; and
•	how the parties came to a final agreement on the consideration, including the cash payment.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide more detail on the parties’ communications regarding the Business Combination. Please see pages 80 and 81 of Amendment No. 1.

MMAC’s Reasons for the Business Combination and Recommendation of MMAC’s Board, page 82

20.

We note that your board of directors reviewed management’s due diligence findings, including those listed on page 82. Please revise to provide more detailed and quantified disclosure of management’s due diligence findings that the board considered, such as the comparable companies analysis.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide more detailed due diligence findings that MMAC’s Board considered. Please see page 82 of Amendment No. 1.

21.

Revise to discuss in more detail the MMAC board’s consideration of the fact that current shareholders of Akazoo will own a majority of the public company following consummation of the transaction. Also discuss how the board evaluated the consideration, structure and uncertain tax consequences of the transaction in determining to recommend that MMAC stockholders approve and adopt the Business Transaction Agreement.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide more detail on MMAC’s Board’s consideration of the structure of the Business Combination. Please see pages 80, 81 and 83 of Amendment No. 1.

22.

We note references in the background of the merger and in the board’s reasons for the business combination to financial forecasts provided by Akazoo and considered by the MMAC board, management and advisors. We also note the specific reference to Akazoo’s 2018E-2021E revenue compound annual growth rate of approximately 40%. Please disclose all material projections that Akazoo provided to MMAC or advise us why they are not material. Also, disclose the basis for and the nature of the material assumptions underlying the projections.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the revenue information that management of MMAC considered to be the only material financial forecast provided by Akazoo in connection with the Business Combination. MMAC believes that Akazoo’s sector is valued on a revenue multiple as most of Akazoo’s peers are not profitable. Accordingly, MMAC’s management focused on revenue projections as the material valuation metric against publicly traded comparables, as disclosed on page 82 of Amendment No. 1. Please see page 84 of Amendment No. 1 for the revenue forecast.

Satisfaction of 80% Requirement, page 87

23.

Provide quantified disclosure of how the MMAC board determined that Akazoo has a fair market value equal to at least 80% of MMAC’s net assets at the time of the transaction, including the funds held in the trust account.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify what MMAC’s Board reviewed in connection with its determination regarding the 80% net assets requirement. Please see page 87 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 88

24.

As it appears the U.S. Federal Income Tax Consequences are material and in light of the representation that U.S. Holders “should” not recognize gain or loss on the automatic conversion of MMAC Rights to MMAC Common Stock immediately prior to the Merger, please file counsel’s tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin 19. Additionally, revise to clarify the degree of uncertainty stemming from the question of whether Section 367(a) of the Code applies. Finally, discuss whether any of the parties have taken steps to prevent Section 367(a) from being triggered, such as an agreement pursuant to which PubCo would not transfer the assets it acquires from MMAC to certain subsidiaries.

Response: The Company respectfully submits that the disclosure provided on page 91 of the Registration Statement provides as much certainty as possible regarding the applicability of Section 367(a) of the Code in stating that “Section 367(a) should not apply to the Merger in a manner that causes gain recognition to the MMAC security holders, unless the exchange of MMAC securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations.”

The Company also respectfully submits that the steps taken in the Business Transaction Agreement to ensure PubCo’s continued compliance with Section 367(a) are fully discussed on

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

page 91 of the Registration statement under the heading “U.S. Federal Income Tax Consequences of the Merger.” As described therein, the Business Transaction Agreement does not permit PubCo or its subsidiaries to transfer any asset previously held by MMAC to any subsidiary treated as a corporation for U.S. federal income tax purposes.

In response to the Staff’s comment, the Company has attached counsel’s tax opinion as Exhibit 8.1 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Description of Business Combination, page 123

25.

Please disclose the share exchange ratios in the mergers of MMAC and PubCo, LuxCo and Akazoo, and LuxCo and PubCo. Please similarly clarify your disclosures of the mergers elsewhere in your filing, as applicable.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that all contemplated mergers or share exchanges in the Business Combination, other than the Luxembourg Merger, will be effected on a one-for-one basis. While the exchange ratio for the Luxembourg Merger will be impacted by the amount of redemptions and ultimate implied share price of MMAC Common Stock, the Company has revised the Registration Statement to provide an exchange ratio for the Luxembourg Merger assuming an implied share price of MMAC Common Stock of approximately $10.28 per share. Please see pages 5, 16, 17, 77, 78 and 123 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Pro Forma Presentation, page 124

26.

Please disclose the business purpose of the $20 million cash distribution to be paid to the former shareholders of Akazoo and explain how it will be funded. Please provide similar disclosure on page 31 and elsewhere, as applicable.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to explain that the Cash Payment is designed to prevent dilution to MMAC stockholders while also ensuring that Akazoo equityholders receive full value for their shares in the Business Combination. Please see pages 10 and 12 of Amendment No. 1 for the added language. The Company respectfully submits that where the Cash Payment is mentioned on pages 31, 114, 124 and 126, such explanation is not necessary because those pages only refer to the Cash Payment in the context of assumptions or in discussing the terms of the Business Transaction Agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Pro Forma Condensed Combined Statement of Financial Position, page 125

27.

In a separate column following the Akazoo historical data, present a pro forma adjustment to accrue the cash payment to be paid to the former shareholders of Akazoo Limited. This should be followed by a subtotal column to present Akazoo Limited on a pro forma basis. Disclose as a separate adjustment within the columns giving effect to the merger, an adjustment to give effect to the payment of the liability to the former Akazoo shareholders. In addition, please tell us how you intend to account for the shareholder distribution and explain your basis for this accounting.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include the requested columns in the table titled Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2018 table to present pro forma book value per share for Akazoo after giving effect to the Cash Payment. Please see the table and new footnote (8) on page 125 of Amendment No. 1.

28.	It appears pro forma adjustments (1), (2), (3), and (4) should also appear within the Scenario 2 pro forma adjustment column.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to apply pro forma adjustments (1), (2), (3), and (4) to Scenario 2 as well. Please see the table on page 125 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Adjustments, page 128

29.

Refer to footnote (2). Please disclose the calculations of the number of Seller shares to be issued in the transactions and explain why more shares will be issued under Scenario 2 than under Scenario 1.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to explain how the parties will calculate the number of PubCo Ordinary Shares that will be issued to Akazoo equityholders in connection with the Business Combination. The Company has also revised the Registration Statement to clarify that, subject to meeting the $110 million minimum cash condition, the $20 million cash distribution will be paid to Akazoo equityholders in exchange for a portion of their shares (Scenario 1). By surrendering such shares for cash in Scenario 1, Akazoo equityholders will receive fewer PubCo Ordinary Shares in the Business Combination than they would receive under Scenario 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Information About Akazoo

Business Overview, page 129

30.

You disclose on page 130 that you have grown your total user and Subscriber base by partnering with certain telecom operators, messaging providers, original equipment manufacturers, and other brands. Expand your disclosure to quantify the portion of your user and Subscriber base that derive from your partnerships. Also disclose whether management tracks the number of Subscribers who sign up directly with Akazoo as opposed to through a third party. To the extent material, also adjust your disclosure throughout the prospectus, including the risk factors section, to address how you rely on third-party bundling of your services to grow your user and Subscriber base and any corresponding risks (e.g., if the terms of the partnership are materially altered to your detriment). In this respect, we note you represent that customer acquisition through these partnerships is “de-risked.”

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide details on the Company’s partnership with telecom operators, mobile application providers, original equipment manufacturers, and other brands. Please see page 130 of Amendment No. 1.

31.

Expand your disclosure to explain how you plan to further monetize your ad-supported radio service with a focus on mobile monetization given the recent changes and trends in digital advertising you discuss on pages 63 and 69.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to explain that, since the majority of the Company’s Radio Service user hours occur on mobile devices, mobile advertising accounts for a small but growing revenue stream. Please see page 138 of Amendment No. 1.

Music Streaming Industry Overview, page 131

32.

Qualify your presentation of what you refer to as “explosive demographic trends,” such as the increasing rates of smartphone adoption and rising popularity of streaming music content, to address trends or other factors that may serve as a drag on your prospects, growth, or results of operations (e.g., price sensitivity in emerging markets and economic volatility).

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that, despite active trends, the Company operates in emerging markets which can be volatile in terms of currencies, economic growth, policies and regulations. Please see page 133 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Akazoo, page 139

33.

Expand your analysis to explain the underlying reason for the change in monthly ARPU for each period presented. If material, quantify what portions of the increase or decrease were due to changes in licensing arrangements in specific geographic regions.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide specific ARPU data and clarify that ARPU fluctuates based on the number of subscribers the Company has in various geographies. Please see page 143 of Amendment No. 1.

34.

We note that Akazoo’s cost of revenue as a percentage of total revenue has increased in recent periods along with the increase in new subscribers. Explain how you plan to balance profitability with subscriber growth and whether management believes cost of revenue as a percentage of total revenue will continue to increase with subscriber growth. Disclose whether this is due solely to increased content costs or whether there are other factors.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to explain that Cost of Revenue has increased in recent years due to an increase in Media Costs, while Other Direct Costs have remained relatively constant since 2015. Please see Page 142 of Amendment No. 1.

Key Performance Indicators, page 142

35.

It appears you view the ability to convert users of your free ad-supported radio service to paying Subscribers as a key part of your business model. Accordingly, please provide metrics regarding the number of non-paying users and the number of such users that you converted to paid customers for the periods being presented. Similarly, include narrative disclosure for average monthly churn for each period presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: The Company does not consider Radio users or Churn to be key performance indications at this time. Accordingly, the Company has revised the Registration Statement by removing this disclosure.

36.

We note that you track Registered Users and management’s views that this measure represents a pool of future potential retargeting efforts. Discuss in greater detail why management views Registered Users, which appears to include inactive and non-paying former users, as a useful performance metric. For example, disclose whether the Company has successfully retargeted inactive Registered Users in the past.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement by expanding the discussion of Registered Users in the MD&A. Please see page 143 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue and Cost of Revenue, page 144

37.

Please expand your discussion on the known trends, transactions, economic factors, risks and uncertainties that resulted in the 32% increase in revenues and 31% cost of revenues per Regulation S-X, Item 303(a)(3)(i) through (iii). In your discussion, please address the impact of the tenders obtained in 2015 on page 141 relative to your streaming services provided in countries in Africa and how this correlates to the subscriber growth of 120% for the period ended June 30, 2018.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that factors influencing revenue include a number of geographic variables. In addition, the Company has explained that, while the tenders obtained in 2015 had a direct impact on streaming service offerings in African markets, African subscriber numbers and revenues remain a small percentage of total revenues. Please see page 144 of Amendment No. 1.

Financial Statements of Akazoo Limited, page F-1

38.	Please provide updated, audited financial statements for the year ended December 31, 2018. Refer to Item 8.A.4 of Form 20-F.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

Response: The Company confirms that it will provide updated, audited financial statements of Akazoo Limited for the year ended December 31, 2018 prior to requesting effectiveness of the Registration Statement.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

March 29, 2019

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, mlhanson@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.
Bradley C. Brasser, Esq.
Robert B. Barnes, Esq.
(Jones Day)
Mitchell S. Nussbaum, Esq.
David J. Levine, Esq.
(Loeb & Loeb LLP)